PLATINUM GROUP METALS LTD.	Suite 328 - 550 Burrard Street Vancouver, BC, Canada V6C 2B5 P: 604.899.5450 F: 604.484.4710
NEWS RELEASE	No. 06-128US June 26, 2006

Platinum Group Metals Ltd. Announces $10 Million Brokered Private Placement

Vancouver, BC June 26, 2006 – Platinum Group Metals (TSX:PTM) announced today that the Company intends to raise up to Cdn $10.0 million by way of a brokered private placement. Proceeds will fund the Company’s pro-rata share of pre-feasibility and bankable feasibility engineering work, resource expansion and definition drilling on the Western Bushveld Joint Venture and provide the Company with a strong working capital position.

The placement will offer units, each consisting of one common share and one half a common share purchase warrant. The price of the units and the term and exercise price of the underlying warrants will be fixed following marketing to investors and will be priced in the context of the market. Closing of this private placement is expected to occur in early July 2006, subject to the approval of the Toronto Stock Exchange. The Company will pay the selling agents a cash fee on closing equal to 7.0% of the gross proceeds from the offering. The securities issued by way of this placement will be subject to a four-month hold period.

Platinum Group Metals Ltd holds a 37% interest in the Western Bushveld Joint Venture with Anglo Platinum (37%) and Africa Wide Mining (26%), located in the heart of the region that produces 70% of the world’s platinum. PTM is the operator of the project.

A pre-feasibility study on the initial platinum deposit in the Joint Venture is due to be completed in the summer of 2006 and a final feasibility study is due in December 2006. The pre-feasibility work includes drilling with seven drill rigs for a resource update, detailed mine planning, scheduling, metallurgical platinum extraction test work, mill component design, mine infrastructure planning, environmental assessments, and costing and financial modeling.

Under the terms of the agreement the joint venture partners are now funding ongoing exploration and engineering expenditures pro-rata to their working interests to a bankable feasibility study. The approved 2006 program for the Joint Venture includes continued pre-feasibility and feasibility level engineering, (budgeted at 6 million Rand, approx. US$ 0.8 million) in the Project 1 area and continued drilling including exploration into the potential Project 2 and 3 areas, (budgeted at 24 million Rand, approx. US$3.6 million).

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent an exemption from the registration requirements of such Act.

About Platinum Group Metals Ltd. - (www.platinumgroupmetals.net):

PTM is based in Vancouver, BC, Canada and Johannesburg, South Africa, with a dual-continent management team who provide successful track records of more than 20 years in exploration, mine discovery, mine construction, and mine operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones

President and Director

ii

For further information contact:

R. Michael Jones, President

Erin Airton, Manager of Communications/Strategic Planning

or John Foulkes, Manager Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbour rules.

This press release contains forward looking statements within the meaning of applicable Canadian and U.S. securities regulation, including statements regarding the anticipated financing, the use of proceeds thereof, and anticipated developments on the company’s properties.   Forward looking statements reflect the current beliefs and expectations of management.  Actual results may differ significantly.  The achievement of the results expressed in forward looking statements is subject to a number of risks, including those described in the company’s annual information form as filed with the Canadian securities regulators and the company’s Form 20-F annual report as filed with the United States Securities and Exchange Commission, which are available at www.sedar.com and www.sec.gov, respectively.  Investors are cautioned not to place undue reliance upon forward looking statements.